United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Assistant Director

Mail Stop 3720

Aug 9, 2007

RE:	Magyar Telekom Telecommunications Plc.

Form 20-F for the fiscal year ended December 31, 2005

Filed July 06, 2007

File No. 001-14720

Dear Mr. Spirgel,

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission dated July 06, 2007 addressed to Mr. Thilo Kusch, Chief Financial Officer of Magyar Telekom Telecommunications Plc. (the "Company"). On behalf of the Company, we have responded to your comments as set forth below. We have reproduced our original disclosure, followed by the Staff's comments, which appear in italics, and we have responded below each comment.

Should you wish to discuss our responses to your comments please contact me at +36 1 458 7040 or Thomas Stumpf at +36 1 457 4060.

Best regards,

Thilo Kusch

Chief Financial Officer of Magyar Telekom Telecommunications Plc.

2. Consolidated Statements of Changes in Equity, page F-6

Original disclosure

“(e) In 2005 Magyar Telekom’s CEO and other managers exercised some of their share options, and the Company used its treasury shares reserved for the option programs. As a result of these transactions, the Company sold 2,443,341 of its treasury shares to the CEO and other managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 53 million, which was recognized in retained earnings. For more details on the programs see note 28.”

SEC remark

We note your response to comment 2 regarding the recordation of gain on sale of treasury shares as adjustment to “retained earnings” rather than “additional paid-in-capital”. However, we remain unclear about the appropriateness of recording the gain within “retained earnings” given that retained earnings represent the Company’s accumulated performance results rather than equity transactions. We refer you to paragraphs 96 (a) and 97 (b) of IAS 1 for guidance. Please advice us or revise in future filings.

Magyar Telekom’s response

IAS 1 states the following about the statement of changes in equity:

Paragraph 96	An entity shall present a statement of changes in equity showing on the face of the statement:
(a)	profit or loss for the period;
Paragraph 97	An entity shall also present, either on the face of the statement of changes in equity or in the notes:
(b)	the balance of retained earnings (ie. accumulated profit or loss) at the beginning of the period and at the balance sheet date, and the changes during the period; and...

We do not consider paragraph 97 (b) of IAS 1 as providing a definition for retained earnings. We believe ‘retained earnings’ as an element of equity remains to be undefined. We base this view on paragraph 48W of BC IAS 19:

“In IFRSs, the phrase ‘retained earnings’ is not defined and the IASB has not discussed what it should mean. In particular, retained earnings is not defined as the cumulative total of profit or loss less amounts distributed to owners. As with recycling, practice varies under IFRSs. Some amounts that are recognised outside profit or loss are required to be presented in a separate component of equity, for example exchange gains and losses on foreign subsidiaries. Other such amounts are not, for example gains and losses on available-for-sale financial assets. “

This, in our view means, that entities are allowed freedom in using this designation in a way that best reflects their individual circumstances. In our decision to classify the discussed item as “retained earnings “ rather than “additional paid-in capital”, we also took into consideration the fact that this transaction has resulted in an increase in equity that is distributable to shareholders in form of dividends, based on the local regulations. In local legislation, a clear distinction is made between the issuance of new shares and subsequent transactions in treasury shares, which we intended to reflect in our presentation this way. The “share capital” and “additional paid-in-capital” elements hereby will correspond to the parent Company’s statutory financial statements.

The local regulation is also supported by the IFRS Framework interpretation (paragraph 65):

“Although equity is defined in paragraph 49 as a residual, it may be sub-classified in the balance sheet. For example, in a corporate entity, funds contributed by shareholders, retained earnings, reserves representing appropriations of retained earnings and reserves representing capital maintenance adjustments may be shown separately. Such classifications can be relevant to the decision-making needs of the users of financial statements when they indicate legal or other restrictions on the ability of the entity to distribute or otherwise apply its equity. They may also reflect the fact that parties with ownership interests in an entity have differing rights in relation to the receipt of dividends or the repayment of contributed equity.”

11. Share Based Compensation, page F-57

(c) Mid-term Incentive Plan (MTIP)

Original disclosure

“In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which is planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years.

The first tranche of the program spans the period between January 1, 2004 and December 31, 2006. The second tranche of the program spans the period between January 1, 2005 and December 31, 2007. Participants are employees of Magyar Telekom who are incumbents of certain top and senior managerial positions.

At the beginning of the plan each participant has an offered bonus. This value will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target.

The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock-up period than at the beginning of the plan. The basis of the calculation is the unweighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan. The share price calculated according to the above was HUF 755 at the grant date of the first tranche, and HUF 843 at the grant date of the second tranche.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the unweighted average Magyar Telekom share price plus dividend payments.

Total compensation expense accrued for the first two tranches of the program as at December 31, 2005 is HUF 256 million (HUF 186 million expensed in 2005 and HUF 70 million in 2004).The expenses are included in employee related expenses recognized against payables to employees.”

SEC remark

We note your response to comment 11 and the related proposed disclosures. In this regard, tell us in greater detail how MTIP plan works and the related accounting. In particular, advise us how the award or the tranches are vested and how you determined their cash amounts to be recorded and forfeitures due to terminations at each reporting period. Also, tell us what do you meant by “This value will be paid out at the end of the plan” and the impact on your accounting if the targets are not achieved at the end of the plan or at any reporting period.

Magyar Telekom’s response

•	How the MTIP plan works and how the award or tranches are vested:

In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which is planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years.

At the beginning of the plan each participant, is granted a bonus, which will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target.

At the beginning of the programme, the Company estimates the number of equity instruments expected to vest and revises that estimate, if necessary, and if subsequent information indicates that actual forfeitures are likely to differ from previous estimates.

The amount payable to a participant – in case of meeting the target(s) - is defined as a percentage of his/her salary at the beginning of the 3-year period, while the accrual in the balance sheet also includes wage related taxes including social security.

At the end of the 3-year vesting period if one target is met, the amount determined for that target is paid in cash to the participant. If the other target is also met, the amount determined for that is also paid in cash to the participant. If neither of the targets is met, no cash is paid.

•

MTIP related accounting

The table below shows how the accrued expenses as well as the compensation costs were determined for 2004 and 2005. The bolded amounts below correspond to the amounts disclosed in the F pages of Magyar Telekom’s 20F for 2005. The MTIP amounts accounted for also include all wage related taxes including social security.

Amounts in HUF millions	Payable if target met	Probability of meeting the target	Time elapsed over vesting period	Accrued expense
December 31, 2004
MTIP 2004 relative target	354	74%	6/30	52
MTIP 2004 absolute target	354	26%	6/30	18
Total accrued expense – Dec 31, 2004				70
Less: accrued expense – Dec 31, 2003				0
Total compensation expense in 2004				70

December 31, 2005
MTIP 2004 relative target	332	40%	18/30	81
MTIP 2004 absolute target	332	59%	18/30	118

MTIP 2005 relative target	389	20%	12/36	25
MTIP 2005 absolute target	389	25%	12/36	32
Total accrued expense – Dec 31, 2005				256
Less: accrued expense – Dec 31, 2004				70
Total compensation expense in 2005				186

•	Inputs for Monte Carlo calculation

The inputs used for calculating probabilities using the Monte Carlo method are:

•	MT share price
•	Volatility of MT share price
•	Volatility of benchmark indices
•	Correlation between MT share price and indices
•	Hungarian risk-free interest rate
•	Expected MT dividend during the vesting period

•	Forfeitures

At the beginning of the programme, the Company estimates the number of equity instruments expected to vest and revises that estimate, if necessary, and if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. In such a case, the accrued compensation expense accumulated is released to employee expenses, thereby decreasing the period’s employee expenses.

•	If targets are not achieved

If a target is not achieved, the accrued compensation expense accumulated for the given tranche is released to employee expenses at the end of the vesting period, thereby decreasing the period’s employee expenses.

•	If targets are met

Whether the targets of the vested program tranche are met is known at the year-end close at the end of the 3-year period, and the accumulated accrued compensation expense is adjusted (through employee expense) to reflect the actual status of the targets. Then early in the following year, the amounts pre-defined for meeting the target(s) is paid to the employee and the respective social security and tax authorities.

12. Contingencies, page F-59

Original disclosure

“Magyar Telekom’s most significant contingency is related to the fixed to mobile termination charges in Hungary.

The Hungarian National Communications Authority (NHH) published several decisions in 2004 and 2005 as to how the termination charges of the fixed to mobile calls should be reduced in the interconnect contracts of the fixed line and mobile telecom operators. All mobile telecom operators appealed against the decisions at court and in most cases did not change their contracts with the fixed line telecom operators.

As the interconnect contracts were not amended to reflect the appealed decisions of the NHH, the fixed line operators did not change their charges to their customers for the fixed to mobile calls. There is a high level of uncertainty as to whether any of these NHH decisions will be found properly established by the Hungarian Court. If so, it is also uncertain as of when these new interconnect rates should be applied and whether retrospectively or prospectively and whether the fixed line telecom operators can be forced to repay the difference to their customers for these calls.

These consolidated financial statements reflect the Group’s estimate of the most probable outcome. Thereby the fixed line operators can be forced to repay the difference only to their customers with universal packages, while the interconnect charges between the fixed line and mobile companies are accrued based on the fees required by the NHH decisions, regardless of the actual amounts invoiced, the difference being treated as payables or receivables.”

SEC remark

We note your response to comment 12. With respect to the fixed to mobile interconnection/termination fees litigation, we believe you should disclose the amount of the provision recorded that reflects your estimate of the most probable outcome in accordance with paragraphs 84-85 of IAS 37. Please advise us or revise.

Magyar Telekom’s response

In our 2005 financial statements we did not make a provision for the fixed to mobile interconnection/termination fees litigation. Instead, the amounts we expect to pay back to subscribers were reflected as Trade and other payables. The related amounts were disclosed under Note 18.

Although timing of these outflows is uncertain, we believe that such outflows will take place, and propose to present such amounts as Provisions rather than Trade and other payables, and disclose the related amounts in the Provisions section. We will revise our future filings accordingly.

13. Related Party Transactions, page F-60

Original disclosure

"The Company’s Mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other companies were renamed in 2005.The expenditure incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized as other operating income in the “Other operating expenses —net” line of the income statement ((note 24).”

SEC remark

We note your response to comment 13; however, we remain unclear why it is appropriate to record the amounts that you received from DT AG as “other operating income” or compensation under IFRS. We do not believe that paragraphs 65-66 of IAS 16 would apply in your situation. In addition, we are unclear why the apparent transaction with DT AG should not be interpreted as transaction with owners under IFRS. Please advice us or revise. Refer to guidance with paragraph 97 (a) of IAS 1.

Magyar Telekom’s response

The definitions of income and expenses generally exclude capital transactions with equity participants (F. 70). Therefore capital contributions from shareholders are not recognised in profit or loss but directly in equity. Furthermore IAS 1.97 (a) states that the amounts of transactions with equity holders acting in their capacity as equity holders should be presented either on the face of the statement of changes in equity or in the notes. However, if a shareholder is not acting in its capacity as an equity holder, seeking a return on capital contributed, but in the same way as any other third party, we believe that the transaction should not be recorded in equity.

We believe that in connection with the reimbursement for costs associated with the replacement of the “Westel” brandname DT AG did not act in its capacity as equity holder, which is a prerequisite for reflecting the transaction in equity. The transaction alternatively could be interpreted as a contribution from the owners, which then should be reflected in equity. Contribution from the owners, however, is something whereby the Company gets the resources, without any goods or services provided for them in return, or without giving up any value.

In this specific case, the Company, as a result of the decision to rebrand, incurred additional costs to build a brand of similar market recognition and value to the Company as the one that had been abandoned. In order to compensate for this, the reimbursement related to the rebranding was part of a negotiated settlement, to provide the Company with something of equivalent, acceptable value in return. Moreover, as part of the agreement, following the compensation the Company is to pay a royalty on a fair value basis to DT AG for the use of the new T-Mobile brand. This also indicates that the Company will be expected to give something in return for the resources received, which is again in conflict with the general idea of a contribution from the owners.

For this reason, we believe that the recognition of payments from Deutsche Telekom AG to Westel as income in profit or loss is appropriate.